SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 3 ON THE AGENDA:

(To resolve on the proposal for application of profits and distribution of reserves)

Whereas:

The net profit of the financial year ended on 31 December 2008 was 488,717,970 Euros;

We propose that it be resolved:

1)              That, considering the net profit of the financial year of 2008 of 488,717,970 Euros, increased of 26,776,717.5 Euros of free reserves, be paid to the shareholders a total of 515,494,687.5 Euros, corresponding to 57.5 Euro cents per share, with respect to the total number of issued shares;

2)              That, taking into consideration the proposal under item 8 on the agenda, it will not be possible to determine precisely the number of own shares that will be held in treasury on the date of the abovementioned payment without limiting the Company’s capacity of intervention, the distribution of the overall sum of 515,494,687.5 Euros as provided for in the foregoing paragraph, calculated on the basis of a unit amount per share issued (in this case, 57.5 Euro cents per share), be executed as follows:

a)              Each share issued be paid the unit amount of 57.5 Euro cents;

b)             The amount corresponding to the shares that belong to the Company itself on the day of the payment of the abovementioned amount (calculated on said unit amount of 57.5 Euro cents per share issued), not be paid, but be transferred to retained profits.

3)              That, considering that the shares resulting from the conversion of convertible bonds issued may grant the right to the payment mentioned above:

a)              Each share resulting from the conversion of convertible bonds and entitled to a dividend be paid the said unit amount of 57.5 Euro cents;

b)             The payment to each share resulting from the conversion of convertible bonds be carried out by using the retained profits that are available after the payment resolved under paragraph 1) hereof.

Lisbon, 17 February 2009.

The Board of Directors,

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

PROPOSAL OF SHAREHOLDERS

ITEM 4 ON THE AGENDA:

(To resolve on a general appraisal of the Company’s management and supervision)

Whereas article 455, number 1 of the Portuguese Companies Code establishes that the Annual General Meeting of Shareholders shall resolve on the general appraisal of the company’s management and supervision;

Whereas, in 2008, the Board of Directors played a relevant role in the direction, co-ordination and orientation of Portugal Telecom Group’s businesses, clearly committing itself to promote the sustained growth of the Company and obtain greater efficiency in the Group’s organizational structure and cost control, which resulted in the 2008 year-end excellent results, despite the existence of an undoubtedly adverse economic environment;

Whereas the Management of the Company accomplished to strengthen the Company’s operations both in Portugal and abroad, notably by implementing with remarkable success PT’s pay-TV offer (Meo), reversing the loss of customers trend and promoting the growth of the broadband business;

Whereas, the way in which the management carried out several modifications in VIVO and in other operations abroad, with the excellent results known today;

Whereas the Audit Committee and the Statutory Auditor executed their duties with adequate diligence and awareness, contributing in a significant way to the Company’s good performance;

We propose that it be resolved to approve a special praise to the Chairman of the Board of Directors and to the Chief Executive Officer for the outstanding way in which the Company was led through all this period of time;

We further propose that it be resolved to express to the Board of Directors, the Executive Committee, the Audit Committee and the Chartered Accountant the Company’s appreciation for their conduct and to approve a general praise and vote of confidence on these corporate bodies and each of their members.

Lisbon, 26 February 2009.

The Shareholders,

CGD – Caixa Geral de Depósitos, S.A.	BES – Banco Espírito Santo, S.A.

Dear Sir

Chairman of the General Meeting of Shareholders of

Portugal Telecom, SGPS S.A.

Av. Fontes Pereira de Melo, 40

1069-300 Lisbon

Portugal

20 February 2009

Annual General Meeting of Shareholders of 27 March 2009

Dear Sir,

Pursuant to article 378 of the Portuguese Companies Code, the shareholders identified below hereby request the insertion of a new item in the agenda of the General Meeting of Shareholders to be held on 27 March 2009, as follows:

“To resolve on an amendment to number 1 of article 18 of the Company’s Articles of Association”.

It is convenient that the management body may be composed of more than 23 members (as currently established in the Articles of Association), notably taking into consideration the size and governance structure needs of a company such as Portugal Telecom, as well as the Portuguese Market Commission Recommendations on Corporate Governance.

Therefore, the shareholders identified below wish to submit a proposal to the General Meeting under the new item on the agenda, in order to amend number 1 of article 18 of the Articles of Association, to read as stated in the text attached hereto.

Taking into account the subject of this new item and its impact on the proposal to be presented under the current item 5 on the agenda, the new item should be inserted as a new item 5 on the agenda and the subsequent items should be renumbered as convenient.

Yours faithfully,

The Shareholders,

«Article Eighteen

Board of Directors

1.               The Board of Directors is composed by a minimum of fifteen and a maximum of twenty five members.

2.               (...)

3.               (...)»

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

PROPOSAL OF SHAREHOLDERS

ITEM 6 ON THE AGENDA:

(To resolve on the election of the members of the corporate bodies)

Whereas the term of office of the current corporate bodies ended, new corporate bodies shall be elected, as we hereby propose that it be resolved:

Board of the General Meeting of Shareholders
Chairman:	- António Manuel da Rocha e Menezes Cordeiro
Vice-Chairman:	- Eduardo Augusto Vera Cruz Pinto
Secretary:	- Francisco Manuel Balixa Tapum Leal Barona

Board of Directors:
Chairman:	- Henrique Manuel Fusco Granadeiro
Directors:	- Zeinal Abedin Mahomed Bava
- Francisco Manuel Marques Bandeira
- José Guilherme Xavier de Basto
- Fernando Henrique Viana Soares Carneiro
- Carlos António Alves Duarte
- Santiago Fernández Valbuena
- João Manuel de Mello Franco
- Joaquim Aníbal Brito Freixial de Goes
- Mário João de Matos Gomes
- Gerald Stephen McGowan
- Luís Miguel da Fonseca Pacheco de Melo
- Rafael Luís Mora Funes
- Maria Helena Nazaré (1)
- José Maria Alvarez-Pallete Lopéz
- Amílcar Carlos Ferreira de Morais Pires
- António Manuel Palma Ramalho
- Manuel Francisco Rosa da Silva
- Rui Pedro Barroso Soares
- Francisco Teixeira Pereira Soares
- Jorge Humberto Correia Tomé
- Paulo José Lopes Varela
- Milton Almicar Silva Vargas (2)
- Nuno Rocha dos Santos de Almeida e Vasconcellos
- Shakhaf Wine

(1)          The maintenance in this list is subject to change of number 1 of article 18 of the Articles of Association.

(2)          The maintenance in this list is subject to change of number 1 of article 18 of the Articles of Association.

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Audit Committee: (Directors hereby proposed to Audit Committee)
Chairman:	- João Manuel de Mello Franco
Member:	- José Guilherme Xavier de Basto
Member:	- Mário João de Matos Gomes

Compensation Committee:
Chairman:	- Álvaro João Duarte Pinto Correia
- Francisco Adelino Gusmão Esteves de Carvalho
- Francisco José Queiroz de Barros Lacerda

The Shareholders,

CGD – Caixa Geral de Depósitos,	BES – Banco Espírito Santo,

2

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS, S.A.

27 March 2009

PROPOSAL

ITEM 7 ON THE AGENDA:

(To resolve on the election of the Statutory Auditor, effective and alternate, for the 2009-2011 term of office)

Whereas:

A)          Pursuant to Article 446 of the Portuguese Companies Code (“PCC”) and Article Thirty One of the by-laws of Portugal Telecom, SGPS, S.A. (hereinafter “PT SGPS” or “Company”), a statutory auditor or a statutory audit company, which may have a substitute, appointed by the General Meeting, under proposal of the Audit Committee, is responsible for the examining the Company’s accounts;

B)            Assuming that the proposal made by the Shareholders CGD – Caixa Geral de Depósitos and BES – Banco Espírito Santo, presented within item 6 of the Agenda of this General Meeting is approved, the Audit Committee’ members, appointed within such item, should present a proposal to this General Meeting on the election of the Company’s Statutory Auditor for the 2009-2011 term of office;

C)            Thus being, the nominees for the Audit Committee of PT SGPS indicated in the aforementioned proposal have decided, upon request of the Board’s Chairman, to make available to shareholders a proposal in order to ensure the compliance with the legal requirements on the election of the Statutory Auditor;

D)           Considering how the performance of the supervisory functions within the Company took place in the last term of office, it has been understood that there are no reasons to appoint a substitute for the Statutory Auditor for the 2009-2011 term of office;

Subject to the condition precedent of the proposal made by the Shareholders CGD – Caixa Geral de Depósitos and BES – Banco Espírito Santo, presented within item 6 of the Agenda of this General Meeting, being approved, it is hereby proposed to the General Meeting to resolve on:

1.         To elect as Statutory Auditor, for the 2009-2011 term of office, the Company “P. Matos Silva, Garcia Jr., P. Caiado & Associados, SROC, Ldª”, represented by Mr. Pedro João Reis de Matos Silva, under Article 446 of the PCC and Article Thirty One of the Company’s by-laws;

2.          Not to appoint a substitute for the Statutory Auditor.

Lisbon, March 2, 2009

João Manuel de Mello Franco	José Guilherme Xavier de Basto	Mário João de Matos Gomes

1

Due to an amendment of the GSM notice,

published on February 25th 2009, this

proposal was renumbered and now stands as

number 8 of the agenda

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 7 ON THE AGENDA:

(To resolve on an amendment to number 4 of article 13 of the Company’s Articles of Association)

Whereas:

A)                    The Portuguese Securities Commission approved, in September 2007, a new set of recommendations on the corporate governance of the companies issuers of shares listed on a regulated market;

B)                      Item 1.2.2 of such recommendations establishes that “should the General Meeting be suspended, the company shall not compel share blocking during that period until the meeting is resumed and shall then follow the standard requirement of the first session”;

We propose that it be resolved:

1)                        To amend number 4 of article 13 of the Articles of Association to read as follows:

«ARTICLE THIRTEEN

PARTICIPATION AND VOTING RIGHTS

1.               (...)

2.               (...)

3.               (...)

4.               For the purposes of the conditions of numbers two and three, shares shall remain inscribed or registered in the shareholder’s name, at least up until the time of the closing of the general meeting. However, should the general meeting be suspended, the share deposit certificates that have been issued and the corresponding blocking of shares may be cancelled, and the

2

shares shall only be blocked and registered in the shareholders’ names up to five working days prior to the resume of the General Meeting, as set forth in numbers two and three above.

5.               (...)

6.               (...)

7.               (...)

8.               (...)

9.               (...)

10.         (...)

11.         (...)

12.         (...)

13.         (...)

14.         (...)

15.         (...)

16.         (...)

17.         (...)

18.         (...)»

Lisbon, 17 February 2009

The Board of Directors,

Due to an amendment of the GSM notice,

published on February 25th 2009, this proposal was

renumbered and now stands as number 9 of the

agenda

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 8 ON THE AGENDA:

(To resolve on the acquisition and disposal of own shares)

Whereas:

A)                   It is convenient for the Company to be able to continue to make use, under general terms, of the possibilities inherent to the acquisition and disposal of own shares;

B)                     That same interest exists as well with regard to dependent companies, which may notably be bound under their own issuances of securities to acquire or dispose of shares of the Company, which, without prejudice to the provisions of number 3 of article 319 of the Portuguese Companies Code, it is also convenient to provide for;

C)                     Commission Regulation (EC) no. 2273/2003 of 22 December 2003 established a special system of rules containing exemption requirements from the general regime governing market abuse for certain share buyback programmes, which requirements it is advisable to take into account even in the case of acquisitions not within the scope of the programmes covered by those regulations;

We propose that it be resolved:

1)              To approve the acquisition by the Company, or by any dependent companies, present or future, of own shares, including any rights to the acquisition or allocation thereof, subject to a decision by the management board of the acquiring company, and under the following terms:

1

a) Maximum number of shares to be acquired: Up to a limit equivalent to 10% of the share capital, deducting any disposals made, without prejudice to such quantity as may be required for compliance with the acquirer’s obligations under law, contract or issuances of securities, or arising from any contractual obligation to implement a Company’s stock option plan, subject, if applicable, to subsequent disposal, as established by law, of such shares as may exceed said limit;

Subject to the requirements established by law and in this resolution, it is hereby notably approved the acquisition that the Board of Directors may come to execute within the framework of a share buyback programme, such acquisition to be made in any of the forms provided for under this resolution;

b) Term during which the acquisition may be made: Eighteen months, as of the present resolution;

c) Forms of acquisition: Subject to the terms and mandatory limits established by law, acquisition of shares, or rights of acquisition or allocation of shares, for consideration, in any form, on a regulated market or in an over-the-counter acquisition, in compliance with the principle of equal treatment of shareholders as established by law, notably from a financial institution with which the Company has entered into an equity swap agreement or other similar financial derivative instruments, or any other acquisition for the purpose of, or by virtue of, complying with an obligation established by law or contract, or conversion or exchange of convertible or exchangeable securities issued by the Company or a dependent company, in accordance with the relevant terms of issue or any contracts implemented with regard to such conversion or exchange;

d) Minimum and maximum consideration for the acquisitions: The consideration of the acquisition should fall within an interval of [twenty percent] less than the lowest trading price and [twenty percent] more than the average trading price, respectively, of the shares to be acquired on the Euronext Lisbon during the 5 regulated market sessions immediately preceding the date of acquisition or the creation of the right of acquisition or allocation of shares, or should correspond to the acquisition price resulting from any contracted financial instruments, to the terms of issue, by the Company or any dependent company, of securities convertible into or exchangeable for Company shares, or to contracts entered into in connection with such conversions or exchanges;

2)              To approve the disposal of own shares that may have been acquired, subject to a resolution of the management board of the disposing Company, and on the following terms:

a) Minimum number of shares to be disposed of: The number corresponding to the minimum block of shares which at the time of the disposal is legally stipulated for the shares of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of law, contract or issuance of other securities;

2

b) Term during which the transfer may be made: Eighteen months, as of the present resolution;

c) Form of disposal: Subject to the terms and mandatory limits established by law, disposal for consideration in any form, notably by sale or exchange, to be made on a regulated market or over-the-counter to certain entities designated by the management board of the disposing company, in compliance with the principle of equal treatment of shareholders as established by law, notably to financial institutions counter-parties to equity swap agreements or other similar financial derivative instruments, or where the disposal is resolved within the framework of, or in connection with, a proposal of application of profits or distribution of reserves in kind, without prejudice to, in case of any disposal in fulfilment of an obligation or arising from the issuance of other securities by the Company or a dependent company, or of contracts related to such issuance, or contractual bond to implement a stock option plan of the Company, to be carried out in accordance with the applicable terms and conditions;

d)         Minimum price: Consideration of no more than [twenty percent] below the average trading price on the Euronext Lisbon of the shares to be disposed of during the 5 regulated market sessions immediately preceding the date of disposal, or such price as may be stipulated or result from the terms and conditions of issuance of other securities, notably convertible or exchangeable securities, or from any contract entered into in connection with such issuance, conversion or exchange, in the case of a disposal arising thereof;

3)              To approve that an indication be conveyed to the Board of Directors, without prejudice to its freedom of decision and action within the framework of the resolutions of numbers 1 and 2 above, that it take into account, depending on the circumstances that the Board deems relevant (and, especially, as regards acquisitions comprised in buyback programmes aimed at the satisfaction of conversion rights of bonds or other securities, or stock options or similar rights, or others that may be the subject of the Regulation referred to in the Whereas clauses), in addition to the recommendations of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários) in force in each moment, the following practices advisable as regards the acquisition and disposal of own shares under the authorizations granted in accordance with the foregoing paragraphs:

a)                             Disclosure to the public, before the beginning of the acquisition and disposal transactions, of the content of the preceding authorization, in particular, its goal, the maximum value of the acquisition, the maximum number of shares to be acquired and the term authorized for such purpose;

3

b)                             Record keeping of each transaction carried out within the framework of the preceding authorizations;

c)                             Public disclosure of the transactions carried out until the end of the seventh day of the trading session following the date on which such transactions take place;

d)                             Carrying out the transactions under conditions of time, form and volume that do not disturb the regular operation of the market, notably seeking to avoid it at sensitive times for trading, in particular, at the opening and closing of the session, at times of market disturbance and at times close to the disclosure of privileged information;

e)                             Carrying out of the acquisitions at a price not exceeding the highest of the last independent transaction and the highest independent offer at the time of acquisition on the Euronext Lisbon;

f)                               Limiting the acquisitions to 25% of the daily average trading volume, or to 50% of such volume if communicated to the competent authority and disclosed to the market;

g)                            Refraining from disposing of shares during any execution of a buyback programme covered by the Regulation mentioned in the Whereas clauses.

For such purpose, the Board of Directors may organize the separation of the acquisitions and their respective systems of rules, notably according to the programme in which they are included, and provide information regarding such separation in the relevant public disclosure.

Lisbon, 17 February 2009.

The Board of Directors,

4

Due to an amendment of the GSM notice,

published on February 25th 2009, this proposal was

renumbered and now stands as number 10 of the

agenda

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 9 ON THE AGENDA:

(To resolve, pursuant to number 4 of article 8 of the Articles of Association, on the parameters applicable in the event of any issuance of bonds convertible into shares that may be resolved upon by the Board of Directors)

Whereas:

A)          The convenience of safeguarding the possibility for the Company to strengthen its shareholders’ equity, aiming at sizing the same to adequate levels that enable sustaining the Company’s future business plans, which requires resorting to public funds on a diversified and broad funding basis;

B)            The internationalisation and diversification of the Company’s funding sources and shareholding base reinforces the stability and autonomy of the Company, the promotion of which is of the utmost corporate interest;

C)            Within this context, it appears convenient to keep options open for a possible new issue, by a wholly owned subsidiary of Portugal Telecom, SGPS S.A., and possibly with a guarantee or support from the latter, of bonds or other securities to be placed notably with specialised segments of international institutional investors, securities which, under certain conditions, may grant the investors the right of exchange for Portugal Telecom, SGPS S.A.’s ordinary shares (exchangeable securities), thus repeating the experience of three prior issues with considerable international success;

D)           In order to preserve such flexibility, it is important to create the legal mechanisms that will enable such wholly owned subsidiary carrying out such issue of exchangeable securities to have access to such ordinary shares of Portugal Telecom, SGPS S.A. as may be required to fulfil the exchanges that would take place;

E)             Within the Portuguese legal framework, and as in the three issues of convertible securities previously undertaken by Portugal Telecom International Finance, B.V., the said capacity of the subsidiary issuing exchangeable securities to have access to the ordinary shares, if and when required, in order to fulfil its obligations for an optional exchange by the investors involves a resolution to issue and place at the service of such international issuance an adequate number of Portugal Telecom, SGPS S.A.’s convertible bonds that may give rise, at such times and quantities as needed, to new shares;

1

F)             The possibility of implementing said issue also requires, as provided for in the Articles of Association, that the parameters applicable to the issuance of Portugal Telecom, SGPS S.A.’s convertible bonds supporting the international issuance of exchangeable securities by a subsidiary be henceforth approved by the General Meeting of Shareholders, without prejudice to any possible subsequent readjustments;

G)            Additional flexibility may be assured by means of a resolution conferring to the Board of Directors the power to decide the time of the issuance, in one or more series;

We propose that it be resolved:

1)                   To approve the possible issue by Portugal Telecom, SGPS S.A. of convertible bonds approved by resolution of the Board of Directors, as provided for in the law and in the Articles of Association, and in accordance with the following principal parameters, without prejudice to any adaptation or development as may be resolved by the Board of Directors, notably considering the final characteristics of the issuance of exchangeable securities that it may support:

a) Amount of the issue:	Up to the maximum aggregate amount of or the currency equivalent of 1,000,000,000 Euros.

b) Interest rate:	To be defined in accordance with the market conditions on the date of the issuance.

c) Redemption:	A single final maturity at par, with possibility for a provision for early redemption at the option of the issuer, in particular as from the end of the third year.

d) Conversion bases:

The number of bonds required for conversion of the bonds’ nominal amount in cash into one share shall be determined by the conversion price, calculated by adding a conversion premium to the market price on the domestic stock exchange of one share at the time of the issuance.

The anticipated conversion premium, to be adjusted at the time of the issuance in accordance with market conditions, shall not be less than 20% of the trading price considered, which can, notably, be the Euronext Lisbon closing price for the session immediately before the date of issuance (or of the issuance of the first series), subject to anti-dilution clauses customary in the market.

The conversion price initially defined shall prevail during the whole period of the issue, without prejudice to any possible readjustment by application of anti-dilution clauses customary in the market, in situations regulated in the issuance resolution and under the terms or formulas stipulated therein.

e) Potential capital increase:

The maximum number of ordinary shares that can be initially issued in the increase or increases of capital implicit in the resolution of issuance of the convertible bonds may not exceed the equivalent to 15% of Portugal Telecom, SGPS S.A.’s share capital at the date of the resolution, without prejudice to the possibility of being exceeded at a later time as a result of

2

subsequent readjustments to the conversion price referred to in the foregoing paragraph.

f) Terms of the conversion:

The conversion may be requested daily, as from an initial term stipulated in the resolution of issuance, such periods of time stipulated in the resolution of issue being deemed a “conversion period” in accordance with and for the purposes of paragraph b) of number 1 and paragraph a) of number 3 of article 370 of the Portuguese Companies Code.

g) Class:	The conversion shall be made exclusively with ordinary shares.

h) Issue:	In one issuance only or in series, as determined by the Board of Directors.

2)                   To approve forthwith, as a result of the issuance of convertible bonds under the final terms as stipulated, such capital increase or increases as may be required to meet any requests for conversion that may be submitted.

Lisbon, 17 February 2009

The Board of Directors,

3

Due to an amendment of the GSM notice,

published on February 25th 2009, this proposal

was renumbered and now stands as number 11

of the agenda

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 10 ON THE AGENDA:

(To resolve on the suppression of the pre-emptive right of shareholders in the subscription of any issuance of convertible bonds as referred to under item 9 hereof as may be resolved upon by the Board of Directors)

Whereas:

A)          The resolution taken by this General Meeting, within the context of item 9 on the agenda on the approval of parameters for the issuance of convertible bonds to be resolved by the Board of Directors;

B)            The content of the explanatory report produced by the Board of Directors pursuant to paragraph c) of number 2 of article 366, number 2 of article 367 and article 460 of the Portuguese Companies Code;

We propose that it be resolved:

1)                   That, taking into consideration that any issuance of convertible bonds as may be resolved by the Board of Directors, whose parameters and implicit share capital increase have been approved within the framework of item 9 on this General Meeting’s agenda, is intended to support the issuance to be made by a wholly owned subsidiary of Portugal Telecom, SGPS S.A. as provided therein, the shareholders’ pre-emptive right in the subscription for such possible issuance of convertible bonds be suppressed;

2)                   That, therefore, such possible issuance be intended for subscription in its entirety by a wholly owned subsidiary of Portugal Telecom, SGPS S.A. that will effect, in the international market, an issuance of securities exchangeable for ordinary shares of Portugal Telecom, SGPS S.A., in particular the company Portugal Telecom International Finance, B.V., or another company wholly owned, directly or indirectly, by Portugal Telecom, SGPS S.A., either existing or to be incorporated, or by a financial institution undertaking to place said convertible bonds in connection with the fulfilment of requests for exchange arising from such issuance.

Lisbon, 17 February 2009

The Board of Directors,

1

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

REPORT IN RESPECT OF ARTICLES 366-2(C), 367 AND 460-5

OF THE PORTUGUESE COMPANIES CODE

I

EXPLANATION OF THE PROPOSAL FOR SUPPRESSION

OF THE PRE-EMPTIVE RIGHT

The Company considers a possible issue, by a wholly owned subsidiary of Portugal Telecom, SGPS S.A., and with a guarantee by the latter, of bonds conferring to investors under certain conditions the right of exchange for ordinary shares in Portugal Telecom, SGPS S.A.

In this way, in order to guarantee the viability of the issuance and to support the same, we hereby submit to the appraisal and approval of the General Meeting of Shareholders of Portugal Telecom, SGPS S.A. a proposal concerning the possible issuance, by a wholly owned subsidiary of Portugal Telecom, SGPS S.A., and with a possible guarantee or support from the latter, of bonds or other securities to be placed notably with specialised segments of international institutional investors, securities which under certain conditions may grant to the investors the right of conversion or exchange for Portugal Telecom, SGPS S.A.’s ordinary shares (exchangeable securities).

In the form proposed by the Board of Directors – a proposal that, together with this report, is available to the shareholders within the legal period preceding the date of the General Meeting of shareholders and is deemed as reproduced herein – the convertible bond issue will imply a necessary suppression of the pre-emptive right of the shareholders relying on reasons of corporate interest that seem to unequivocally justify and advise the adoption of the same.

Multiple reasons caused the selection – and proposal to the shareholders as regards the exclusion of their pre-emptive right – of this particular form of fund raising, should the need for such fund raising be justified, the form of which obviously implies in itself that it be entirely directed outside the circle of existing shareholders.

Firstly, it is important to take into account that the expansion of shareholders’ equity in Portugal Telecom, SGPS S.A. that may prove to be necessary or convenient as a function of the Company’s business plans, which is aimed at a magnitude of shareholders’ equity adequate to permit support of the same, has required, and will continue to require, that we appeal for funds from the public that, given the continuous increase in the size of this institution, demands an increasingly wider and diversified fundraising basis.

In this way, in view of the current situation and absorption capacity of the domestic capital markets, in particular the convertible securities investors’ market, it now becomes imperative to evaluate the placement, notably in the international market with specialist segments of institutional investors, of securities issuances having the size of this one, with characteristics that, without excessive limitations by rigid factors associated with the internal markets, may be adjusted to those of the financial products usually accepted by those markets.

Furthermore, the public raising of significant funds in the foreign markets always results in a further spreading of the image of the issuer and its visibility in the financial community and international markets (notably by way of the qualified research it originates, and of the means used for the promotion of the issuance), thus reinforcing its international prestige and credibility and its negotiation capacity as a participant in such international markets.

Thirdly, taking into account the actual conversion that will be made, it should be stressed that the continuation of the internationalisation and diversification of Portugal Telecom, SGPS S.A.’s shareholder basis is a favourable element in the reinforcement of the stability and autonomy that it is of the utmost corporate interest to develop – and to this the issuance subject to authorization strongly contributes – both as to the geographical dispersion and as to the diversification of the type of investors, thus creating and reinforcing an additional market capable of increasing the liquidity of the securities and constituting an added space to resort to in future funding needs.

II

FORM OF ALLOCATION AND RELEASE CONDITIONS OF CONVERTIBLE BONDS

The convertible bonds to be issued shall be entirely intended for initial subscription by a subsidiary of Portugal Telecom, SGPS S.A., namely Portugal Telecom Internacional Finance B.V. or another company already incorporated or to be incorporated (or by a financial institution, namely acting under instructions of such company as issue agent), which will promote in the international market an issuance of securities exchangeable for ordinary shares of Portugal Telecom, SGPS S.A.

All the bonds making up the issue will be entirely released at the time of the subscription.

III

ISSUE PRICE AND CRITERIA FOR ITS DETERMINATION

The issue price of the convertible bonds shall be equal to their nominal value, i.e. the bond will be issued at par, in the nominal value of 5,000 Euros each or otherwise as established under the final conditions of the issue, in such a way as to adjust it to the final value at the international issuance it aims to support.

As to the bases of any conversion into shares of the bonds issued, it is important, first and foremost, to bear in mind that, given the characteristics and purposes of the transaction, these are not conversion bases with an external range, i.e. addressed to the market, but instrumental conversion bases, i.e. merely addressed to providing the subsidiary issuing the exchangeable securities on the market the access to the necessary shares. However, although the conversion price in question merely defines the internal relationship between both issuances, it is convenient for this issuance to mirror as much as possible (with subsequent adjustment if necessary) the final conditions of the issuance that will be placed in the market by Portugal Telecom, SGPS S.A.’s subsidiary.

In this way, with this instrumental nature – and possibly even in anticipation of the final conditions of the issuance to be placed in the market – and as set out on the proposal submitted to the General Meeting of shareholders, the number of bonds required for conversion into one share will be determined by the “conversion price”, calculated by adding a “conversion premium” to the market price in the Euronext Lisbon of one share in Portugal Telecom, SGPS. S.A., at the time of issuance.

The “issue premium” will correspond to an interval determined by market conditions, but in any event it is not expected to be less than 20% of the value of the relevant trading price.

The “conversion price” as thus initially defined will prevail during the whole period of life of the issuance, without prejudice to any possible automatic readjustment in certain instances to be regulated under the issue conditions (e.g. structural changes to the issuers), and according to the formulas stipulated therein.

In any case, the amount of the increase in the initial implied capital cannot exceed an amount equivalent to 15% of the share capital in Portugal Telecom, SGPS S.A. on the date of the resolution, without prejudice to the possibility of it being subsequently exceeded as a result of later conversion price readjustments as referred to in the foregoing paragraph.

Lisbon, 17 February 2009

Due to an amendment of the GSM notice,

published on February 25th 2009, this proposal

was renumbered and now stands as number 12

of the agenda

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 11 ON THE AGENDA:

(To resolve on the issuance of bonds and other securities, of whatever nature, by the Board of Directors, and notably on the fixing of the value of such securities in accordance with number 3 of article 8 and paragraph e) of number 1 of article 15 of the Articles of Association)

Whereas:

The provisions of number 3 of article 8 and paragraph e) of number 1 of article 15 of the Articles of Association and the possible investment requirements of the Company, as well as a desirable flexibility in the Company’s management until the next Annual General Meeting of Shareholders;

We propose that it be resolved:

To fix at 3,000,000,000 Euros, or its equivalent in another currency or currencies at the date of issue, the amount provided in number 3 of article 8 and paragraph e) of number 1 of article 15 of the Articles of Association for issuance by the Company, by resolution of the Board of Directors, of bonds, in any form, or other debt instruments, including hybrid instruments, alone or (with respect to the portion concerning the Company) jointly with one or more companies in which the Company holds, directly or indirectly, over 50% of the respective voting share capital, without prejudice to any issues made by such companies, with the exception of convertible bonds and bonds or other securities convertible into or exchangeable for Portugal Telecom, SGPS S.A. shares, and bonds or other securities conferring a right to subscribe for shares of Portugal Telecom, SGPS S.A., as to which, even where issued by a dependent company, the limits approved in each case by the General Meeting shall apply should the said Meeting resolve to stipulate such limits, and the parameters approved under the provisions of number 4 of article 8 of the Articles of Association being applicable as regards the Company.

Pending a new resolution of the General Meeting, the amount hereby fixed shall be valid until exhausted, with such value being deemed increased by repayments or extinction of securities effected, and, in the case of commercial paper programmes, only the portion of the maximum overall amount of the programmes contracted (or any renewal or substitution thereof) being used from time to time, always deducting any repayments made, shall be relevant as to the use of the amount set forth in the first paragraph of this resolution.

Lisbon, 17 February 2009

The Board of Directors,

Due to an amendment of the GSM notice, published

on February 25th 2009, this proposal was

renumbered and now stands as number 13 of

the agenda

ANNUAL GENERAL MEETING OF SHAREHOLDERS

PORTUGAL TELECOM, SGPS S.A.

27 March 2009

PROPOSAL OF THE BOARD OF DIRECTORS

ITEM 12 ON THE AGENDA:

(To resolve on the acquisition and disposal of own bonds and other own securities)

Whereas:

A)                    It is convenient to the Company and its dependent companies to be able to continue to make use, in accordance with the law and current practice applicable to each company, the possibilities inherent in transactions with own bonds;

B)                      Bearing in mind the characteristics of the bonds that can be issued by the Company, including in connection with the issuance of convertible or exchangeable securities made by the Company or any of its dependent companies;

We propose that it be resolved:

1)              To approve, in any case where approval is legally required and subject to a resolution of the management board, the acquisition of own bonds, already issued or to be issued, in any form, under the following terms:

a)              Maximum number of bonds to be acquired: a number corresponding to the total of each issuance, without prejudice to the limits stipulated by law, and deducting any transfers made;

b)              Term during which the acquisition may be made: Eighteen months, as of the present resolution;

c)              Forms of acquisition: acquisition, in any form, notably original acquisition or derivative acquisition for consideration on a regulated market in which the securities are listed or acquisition over-the-counter, whether or not made through financial intermediaries, in addition to the cases of conversion in respect of convertible bonds, which may be followed by cancellation;

d)              Minimum and maximum consideration for the acquisitions: the consideration in derivative acquisitions should be within an interval of fifteen percent less than the lowest trading price and fifteen percent higher than the average trading price of the bonds to be acquired on the markets where the acquisition is made during the 5 sessions immediately preceding this one;

In case of an issuance not listed on a domestic market and placed in the international market, that interval shall be determined with reference to the average purchase and sale price quoted in the AIBD’s (Association of International Bond Dealers) Bond Book in the week prior to the acquisition, regardless of whether the bonds are listed on a foreign exchange or not;

In case of an issue neither listed nor mentioned in said Bond Book, that interval shall be determined with reference to the estimated value calculated by a financial intermediary or independent consultant appointed by the Board of Directors;

In the case of an acquisition in connection or in compliance with the conditions of issuance of other securities, or of a contract related to such issuance, the price shall be that arising from the terms of such issuance or contract;

e)              Time of acquisition: to be determined by the management board, taking into consideration the situation of the market and the convenience or obligations arising from the law, contract or issuance of other securities leading to the acquisition, and to be executed one or more times and in such proportions as the management board may determine.

2)              To approve, other than in the cases of conversion or redemption and subject to the specific authority of the management board, the disposal of own bonds including those that may have been acquired, subject to resolution of the management body and under the following terms:

a)              Minimum number of bonds to be disposed of: the number corresponding to the minimum block which at the time of disposal is legally stipulated for the bonds of the Company, or such lesser quantity as may be sufficient to fulfil any obligation undertaken by virtue of the law, a contract or the issuance of other securities;

b)              Term during which the disposal may take place: eighteen months beginning on the date of this resolution;

c)              Form of disposal: disposal for consideration in any form, notably sale or exchange, to be made on a regulated market or over-the-counter in favour of certain entities designated by the management board (in compliance with, in the case of bonds convertible into shares, the principle of equal treatment of shareholders as provided by law) or, in case of a disposal in connection with or for implementation of a stock option programme or fulfilment of obligations undertaken arising from the law, the issuance of other securities or a contract, including a contract related to the issuance of convertible or exchangeable securities or to the conversion thereof, according to the relevant terms and conditions;

d)              Minimum Price: no more than fifteen percent below the prices stated in subparagraph 1, d) of this resolution, as applicable, or such other price as may be stipulated in accordance with the terms and conditions of a stock option programme or issuance of other securities, including convertible securities, or of a contract related to such programme, issuance or conversion, where the disposal is made in connection or in compliance with the respective terms;

e)              Time of disposal: to be determined by the management board, taking into account the market conditions and the convenience or obligations undertaken, and to be made in one or more times and in such proportions as the management board may stipulate.

Lisbon, 17 February 2009.

The Board of Directors,

ANNUAL SHAREHOLDERS MEETING

PORTUGAL TELECOM, SGPS, S.A.

27 March 2009

EVALUATION COMMITTEE REPORT ON THE DIRECTORS’ SELECTION PROCESS (ARTICLE
NINE OF THE EVALUATION COMMITTEE’S CHARTER)

Whereas:

A)          Pursuant to Article Nine of its Charter, the Evaluation Committee of Portugal Telecom, SGPS, S.A. (“PT SGPS” or “Company”) is responsible for assisting the Board of Directors in the directors’ selection process, either upon request of the Chairman of the Board of Directors or further to the initiative of shareholders able to submit lists of nominees to the General Meeting;

B)            In accordance with the provisions of the Portuguese Companies Code and of the Company’s by-laws, the directors’ selection process, including the members of the Audit Committee, ends with their election in the Shareholders General Meeting;

C)            According to the Portuguese companies’ practice (in particular, with respect to issuers of securities admitted to trading on the Portuguese market), this selection process has been initiated through the presentation by its shareholders of proposals to the Shareholders Meeting, including nominees’ lists for the corporate bodies;

D)           The members elected further to shareholders’ proposals shall act in compliance with the Company’s interest rather than represent the interest of such shareholders pursuant to the Portuguese Companies Code;

E)             It is common in Portugal to vote the nominees’ lists in the same item of the agenda instead of an individual election of nominees (as in other jurisdictions);

F)             These Portuguese market practices have also been followed by PT SGPS, whose management bodies at the end of their term of office have understood that the Company’s shareholders shall have a decisive role in the following matters: (i) evaluation of the performance of the members in functions and of their possible re-election; and (ii) selection of the nominees who satisfy the required skills and the selection criteria deemed relevant by the shareholders;

G)            Thus being, considering this Committee’s competences and having been presented a proposal for item 6 of the Agenda for the Shareholders Meeting called for 27 March by several PT SGPS’ shareholders, the Chairman of the Board of Directors has requested that the Evaluation Committee give its opinion on the nominees’ profile and on the selection criteria behind such proposal;

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H)           For this purpose, the Evaluation Committee has been informed about the said proposal made by the Shareholders CGD – Caixa Geral de Depósitos and BES – Banco Espírito Santo, as well as about the information available in the Company’s registered office (according to the applicable legal requirements) on the qualifications and activities of each one of the nominees in the last 5 years.

Therefore:

This report, approved by the Evaluation Committee, analyzes the profile of the nominees whose election will be resolved by the Shareholders Meeting called for 27 March and discusses the selection criteria applicable to such nominees , in response to the proposal identified in the recitals G) and H) above (the “Proposal”):

1)                           Background

As further detailed below, the Evaluation Committee considered the list of nominees in the Proposal based on the selection criteria below, allowing PT SGPS’ shareholders to elect a group of members for the Board of Directors and for the Audit Committee who, individually and jointly, reveal a sufficient profile to efficiently perform their functions for the 2009-2011 term of office.

This determination was made considering, in particular, the following framework:

a)                                      The legal and regulatory provisions applicable to PT SGPS as issuer of securities admitted to trading on the Eurolist by Euronext Lisbon and on the New York Stock Exchange with respect to its Audit Committee;

b)                                      Best practices and guidelines on corporate governance relevant for the selection by the management(1);

c)                                      The sector’s benchmarking, including companies in the telecommunications market in Europe and in the United States of America that have implemented selection processes with purposes equivalent to the ones pursued by PT SGPS — i.e., the transparency of the directors’ selection process.

2)                           Profile and selection criteria

a)                            Experience and expertise:

The directors’ nominees have wide professional experience sufficient to be engaged in the Company’s management, gathering complementary expertise and experiences within the Board of Directors and creating the conditions required to face the coming strategic challenges in the sector and in the capital markets. In this respect, we highlight the following aspects:

(i)                           The majority of the nominees have wide experience in leadership and in decision making functions as well as experience in the performance of functions in listed companies within cohesive management teams;

(1) We shall highlight the following rules: (i) the Portuguese Securities Exchange Commission’s recommendations provided for in the Corporate Governance Code; (ii) Rule 10A-3 approved by the Securities Exchange Commission and Section 303A on Corporate Governance Standards of the Listed Company Manual, approved by the New York Stock Exchange; (iii) Commission Recommendation of 15 February 2005 on the role of non-executive or supervisory directors of listed companies and on the committees of the (supervisory) board; and (iv) the Corporate Governance Principles issued by the OECD in 2004.

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(ii)                        A significant number of nominees have developed their activities in the telecommunications sector, investing in a professional management, with extensive expertise and experience in the technological and business fields within the national and international telecommunications market; this know-how is particularly relevant with respect to the nominees to be appointed by the Board of Directors as members of the Executive Committee;

(iii)                     In general terms, the nominees have solid curricula with recognised professional, business and academic achievements.

b)                            Qualifications, technical competences and skills:

The directors’ nominees have qualifications, technical competences and abilities granting them a general understanding of elements relevant to discuss and decide the issues faced by a listed company with PT SGPS’ dimension in the current business environment.

These nominees have also specialized qualifications, competences and skills allowing them to take an active role and to give relevant practical insights in PT SGPS’ management, enhancing the maintenance of a team with a sufficient, diversified and complementary background.

The expertise of the nominees for the Audit Committee, who have a proper degree for the performance of their functions and knowledge of auditing and accounting matters for the purposes of Article 423-B of the Portuguese Companies Code, shall also be emphasized. Additionally, one of the Audit Committee’s nominees complies with the financial expertise requirements for the purposes of Section 407 of the Sarbanes-Oxley Act.

c)                            Willingness to commit sufficient time and efforts:

The Board of Directors is entrusted with the management of the Company and delegates the day to day management to an Executive Committee. A sufficient number of nominees mentioned in the Proposal are exclusively dedicated to Portugal Telecom Group and willing to serve on the Company’s Executive Committee for the 2009-2011 term of office, by virtue of their geographic proximity and non-accumulation of functions outside the Group.

The nominees to the Audit Committee also show the ability and willingness to commit sufficient time and efforts to carry out their functions.

As to the competences of the Board of Directors that may not be delegated to the Executive Committee pursuant to the Portuguese Securities Code (such as resolve on directors’ cooptation, annual financial statements, merger and spin-off projects) and to the internal regulations in force (namely the definion of strategic options, network development and pension funds politics) the Chairman of the Board of Directors will be responsible to promote the adoption of an adequate structure within the Board of Directors.

In this regard the Chairman of the Board of Directors shall also ensure that this corporate body will pursue the adoption of the corporate governance best practices and will implement selection process for Key officers.

The directors’ nominees whose re-election is proposed to have revealed a high dedication and commitment of sufficient time to the Company, evidenced by their assiduity and active participation in the meetings of the Board of Directors and its internal committees and of the Audit Committee.

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d)                            Ethical values and compliance:

The nominees for the Board of Directors and Audit Committee mentioned in the Proposal have shown respect for institutional and individual ethical standards, revealing conduct guided by integrity, loyalty and honesty principles.

In their professional careers, the nominees have evidenced their ability to strictly comply with the applicable legal rules and conduct and corporate governance codes, in particular those related to conflicts of interests.

The nominees have revealed a full comprehension of the legal duties applicable to a listed company, in particular:

(i)                           The duties of care and diligence of a prudent manager, with creativity, innovation and strategic vision;

(ii)                        Duties of loyalty, acting in the best interests of the Company, considering the long-term interests of the shareholders and taking into account other relevant interests for the Company’s sustainability;

(iii)                     Duties of surveillance and oversight of the executive management.

e)                            Independence:

The nominees have the necessary abilities to perform their functions and to comply with their duties, as members of the Board of Directors and of the Audit Committee, pursuant to the legal rules and in an independent manner.

Considering the independence criteria foreseen in Article 414(5) of the Portuguese Companies Code, at least a quarter of the nominees are independent2, not being associated with any groups with specific interests in the Company nor with circumstances potentially limiting their impartial analysis or decisions. Thus being, the Board of Directors would be composed of a sufficient number of independent directors in compliance with the recommendations of the Portuguese Securities Exchange Commission.

In turn, the nominees to the Audit Committee comply with the requirements foreseen in Article 423-B of the Portuguese Companies Code, establishing the following: (i) none of the members of the Audit Committee shall be in any situation of incompatibility foreseen in Article 414-A3; and (ii) this corporate body shall include a majority of independent members, including, at least one member with the expertise requirements referred in b) above.

In addition, all of the members of the Audit Committee are independent under Rule 10A-3 approved by the Securities Exchange Commission and Section 303A of the Corporate Governance Standards of the New York Stock Exchange.

f)                              Segregation between the Chairman and CEO functions:

Taking into account the profile of the nominees mentioned in the Proposal and considering the information disclosed by the Company, the formal segregation between the Chairman and the CEO functions will be maintained (to be appointed by the next Board of Directors).

(2) Please See Annex A.

(3) Please See Annex B.

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g)                           Past performance in the 2006-2008 term of office:

In addition to the aforesaid in the previous sections, the nominees in functions in the 2006-2008 term of office and whose re-election is proposed had (i) a performance in line with the profile above described and (ii) an assiduous and committed participation in the meetings of the Board of Directors and its internal committees, and of the Audit Committee. They have also evidenced a positive insight for those corporate bodies’ and committees’ activities, as well as for the achievement of the goals of the Company and of Portugal Telecom Group.

3)                           Conclusions

The Evaluation Committee considers that the approval of the Proposal by the PT SGPS’ shareholders allows the election of a Board of Directors and a Audit Committee whose members, individually and jointly, have a profile of recognised experience, competence, ability and dedication sufficient to the performance of functions in a listed company with the dimension and particularities of the PT SGPS, creating the conditions to maintain their positive performance, both with respect to their professional management and independent oversight roles.

The characteristics and the curricula of the nominees mentioned in the Proposal should consolidate the excellence of PT SGPS’ management, through the implementation of high business practices, allowing the pursuit of the Company’s economical goals and business sustainability, in the demanding environment of the telecommunications sector and capital markets in the next three years.

Considering the above said, the Evaluation Committee recommends the approval of the Proposal.

List of Nominees for the Board of Directors:

Name	Independent Yes/No

Henrique Manuel Fusco Granadeiro (Chairman)	No
Zeinal Abedin Mahomed Bava	No
Francisco Manuel Marques Bandeira	No
José Guilherme Xavier de Basto	Yes
Fernando Henrique Viana Soares Carneiro	Yes
Carlos António Alves Duarte	No
Santiago Fernández Valbuena	No
João Manuel de Mello Franco	Yes
Joaquim Aníbal Brito Freixial de Goes	No
Mário João de Matos Gomes	Yes
Gerald Stephen McGowan	Yes
Luís Miguel da Fonseca Pacheco de Melo	No
Rafael Luís Mora Funes	No
Maria Helena Nazaré	Yes
José Maria Alvarez-Pallete Lopéz	No
Amílcar Carlos Ferreira de Morais Pires	No
António Manuel Palma Ramalho	Yes

5

Manuel Francisco Rosa da Silva	No
Rui Pedro Barroso Soares	No
Francisco Teixeira Pereira Soares	Yes
Jorge Humberto Correia Tomé	No
Paulo José Lopes Varela	No
Milton Almicar Silva Vargas	Yes
Nuno Rocha dos Santos de Almeida e Vasconcellos	No
Shakhaf Wine	No

Lisbon, 3 March 2009

The Evaluation Committee of the Board of Directors,

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Annex A

Article 414(5)(1)

Definition of independence applicable to the non-executive directors(2)

Persons who are not associated with a group of specific interests in the company nor in any circumstance which is likely to affect their impartiality when analysing or making decisions, in particular by virtue of:

a)                                      Being the holder or acting on behalf of or for the account of qualifying holders with 2% or more of the share capital of the company;

b)                                     Having been re-elected for more than two terms of office, on a continuous or interrupted basis; shall be deemed independent.

(1) Applicable ex vi Article 423-B of the Portuguese Companies Code and ex vi Regulation 1/2007 of the Portuguese Securities Exchange Commission.

(2) Under the independence definition foreseen in the Portuguese Companies Code, executive directors are not independent.

Annex B

Article 414-A(1)

Incompatibilities

•	Members of the audit committee shall not perform executive functions in the company.

•	The following persons shall not be elected or appointed as members of the audit committee:

	a)	Beneficiaries of particular benefits of the company;
	b)	[Those performing managing competences in the company](2);
	c)	Members of the managing bodies of a company which is in a control or group relationship with the supervised company;
	d)	A partner in a partnership which is in a control relationship with the supervised company;
e)

Those directly or indirectly providing services or establishing a significant commercial relationship with the supervised company or a company in a control or group relationship with the supervised company;

	f)	Those performing functions in a competing company and acting on behalf or for the account of or who are somehow bound by the interests of the competing company;
g)

The spouses, relatives and kin in a direct line of ascendance, up to and including the 3rd degree in the collateral line, of persons impeded under the terms of paragraphs a), b), c), d) and f), as well as the spouses of persons affected by the terms of paragraph e);

h

Those performing management or supervisory functions in five companies, with the exception of law firms, statutory audit firms and statutory auditors, who are subject to Article 76 of Decree-Law no. 487/99, of 16 November;

	i)	Statutory auditors incompatible under the special rules governing their activities;
	j)	Those who are disabled, incapacitated, insolvent, bankrupted and those sentenced to penalties involving the prohibition, albeit temporary, of performing public functions.

(1) Applicable ex vi Article 423-B of the Portuguese Companies Code.

(2) This paragraph is not applicable to the Audit Committee members. Notwithstanding, it is relevant for those referred to in paragraph g) below. Thus, a nominee will be deemed as incompatible if any of those referred to in paragraph g) is a director of the supervised company.

Explanatory Note

Portugal Telecom is hereby submitting copies of certain proposals that were approved at the Annual General Meeting of Shareholders held on March 27, 2009, including certain supporting materials.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira

Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.